UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

QUOTIENT LIMITED
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G73268107
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sio Capital Management, LLC 20-4586565
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH1:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,656,449
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,656,449
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,449
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%2
12	TYPE OF REPORTING PERSON (see instructions) IA

2 Based on 16,946,528 ordinary shares outstanding as of February 10, 2014, as reported in Quotient Limited’s Form 10-Q filed with the SEC for the quarterly period ended December 31, 2014.  The number of ordinary shares reported in Item 5-9 and 11 consists of 1,212,850 of ordinary shares and 443,599 shares issuable by Quotient Limited upon exercise of the warrants held.   All percentages of beneficial ownership presented herein in Item 11 are calculated after giving effect to the issuance of the shares pursuant to the exercise of such warrants held.   The 16,946,528 outstanding ordinary shares reported does not include the potential shares from the exercise of warrants.  Accordingly, the denominator used to calculate the percentage of beneficial ownership was 17,390,127 shares outstanding.

Item 1(a).	Name of Issuer:

Quotient Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Pentlands Science Park Bush Loan, Penicuik, Midlothian EH26 0PZ, United Kingdom

Item 2(a).	Name of Person Filing:

       This Statement is filing on behalf of Sio Capital Management, LLC. (the “Reporting Person” or “Sio”)
Sio is a registered investment adviser to certain affiliated funds that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity Sio has voting and dispositive power over such shares.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

535 Fifth Avenue, Suite 910 New York, New York 10017

Item 2(c).	Citizenship:

Sio is a Delaware Limited Liability Company.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value

Item 2(e).	CUSIP Number: G73268107

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:
	(b)	Percent of Class:
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:
		(ii)	shared power to vote or to direct the vote:
		(iii)	sole power to dispose or to direct the disposition of:
		(iv)	shared power to dispose or to direct the disposition of:

The information set forth in Item 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class. N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various advisory clients of the Reporting Person have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the ordinary shares of Quotient Limited in their accounts with the Reporting Person.  No such person has such interest relating to more than 5% of the outstanding ordinary shares of Quotient Limited.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Sio and Sio GP, LLC (the “GP”) act as investment adviser and general partner, respectively, to various clients that are the records owners of the Ordinary Shares reported on this Schedule 13G.  Because Sio’s investment discretion with respect to such clients is subject to oversight by the GP, the GP may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer owned by such clients.  In addition, both Sio and the GP are controlled by Michael Castor.  As such, he may be deemed to control the voting and dispositive decisions with respect to, and therefore be the beneficial owner of, the shares of Common Stock reported on this Schedule 13G.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the GP or Michael Castor that such person is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2015
Date

/s/ Albert Vigneau
Signature

Chief Financial Officer
Name/Title